

Paco Godoy · 3rd

Treasurer at Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero

Alvaro Obregon · 500+ connections · **Contact info**

 **Financiera Nacional d**
Desarrollo Agropecua

 **NYU Stern School of**

Experience



Treasurer
Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero
Jan 2019 – Present · 1 yr 4 mos
Mexico City Area, Mexico



Vice President
Banamex
Dec 2015 – Dec 2017 · 2 yrs 1 mo

Institutional sales/trader expanding Citibank's non-flow business in Mexico.



Vice President
BNP Paribas
Jul 2009 – Nov 2015 · 6 yrs 5 mos

Structuring investment products and financial engineering solutions.



Sales/Structuring Summer Associate
BNP Paribas
Jun 2008 – Aug 2008 · 3 mos

FX Desk and Lat Am group working on projects regarding client services, credit analysis and new business implementation.



Manager Consultant

Watson Wyatt Mexico

Aug 2004 – Aug 2007 · 3 yrs 1 mo

P/L for the Investment Consulting team; leading consultant regarding pensions fund finance



Watson Wyatt Mexico

4 yrs 11 mos

Senior Consultant

Aug 2002 – Jun 2004 · 1 yr 11 mos

Investment consultant for public and private pension funds

Analyst

Aug 1999 – Aug 2002 · 3 yrs 1 mo

Analyst for the Investment Consulting team in Mexico

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Education



NYU Stern School of Business

MBA, Finance, quantitative finance and strategy
2007 – 2009
Activities and Societies: Member of the Association of Investment Management, Sales and Trading Club, and the Basketball Club. Block 1 Leader.



Instituto Tecnológico Autónomo de México

Bs., Actuarial Science
1994 – 1998

Skills & Endorsements

Portfolio Management · 39


Endorsed by **Joel Pena, CFA, CAIA and 2 others who are highly skilled at this**


Endorsed by **8 of Paco's colleagues at BNP**

Investment Management · 21

 Endorsed by **7 of Paco's colleagues at BNP Paribas**

FX Options · 28

Jay Horacek and 27 connections have given endorsements for this skill

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